U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                     NOTIFICATION OF LATE FILING

                             FORM 12b-25

Sec. File Number   0-9624               Cusip Number 460491 80 6

                             [Check One]
[   ] Form 10-K    [   ] Form 20-F   [   ] Form 11-K   [ X ] Form 10-Q
[   ] Form N-SAR
                      For the Period Ended: March 31, 2000

               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended _____________________

             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
   Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
     If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant INTERNATIONAL THOROUGHBRED BREEDERS, INC.

Former Name If Applicable

Address of Principal Executive Office (Street and Number)   HADDONFIELD ROAD
AND ROUTE 70

City, State and Zip Code      CHERRY HILL, NEW JERSEY 08034

PART II - RULES 12b-25[b] and [c]

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks
     relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

     [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED

PART IV - OTHER INFORMATION

     [1] Name and telephone number of person to contact in regard to this notification

           WILLIAM WARNER          856             488-3625
             [Name]           [Area Code]     [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].[ ]Yes [X]No FORMS 10-Q SEPTEMBER 30, 1999 AND DECEMBER 31, 1999

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report  or  portion  thereof?  [X]Yes   [ ] No
          If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    INTERNATIONAL THOROUGHBRED BREEDERS, INC.

                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date  MAY 16, 2000               By William H. Warner
                                 WILLIAM H. WARNER
                                 TREASURER AND CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall
     be  clearly   identified  as  an  amendment   notification.

                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                    Form 10-Q for Period Ended March 31, 2000

Part III - Narrative

     As a result of the delay in completing and filing the Form 10-K for the fiscal year ended June 30, 1999 and the first and second quarter Forms 10-Q for the fiscal year ended June 30, 2000, the Company anticipates that this Form 10-Q will also be filed after its due date. The Company does, however, anticipate filing of all the Form 10-Q's on or before May 19, 2000.

Part IV - Other Information

     (3)
     The Company is unable to make a reasonable estimate of its results of operations at this time and is still in the process of completing its accounting records.